[Morgan Stanley Letterhead]

VIA EDGAR

May 4, 2016

Dominic Minore

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alternative Investment Partners Absolute Return Fund (“ARF”)

File Numbers 811-21767 & 333-140821

Alternative Investment Partners Absolute Return Fund STS (“STS”)

File Numbers 811-21831 & 333-140822

AIP Long/Short Fund A (“LSF A”)

File Numbers 811-22094 & 333-144612

AIP Long/Short Fund P (“LSF P”)

File Numbers 811-22095 & 333-144614

AIP Macro Registered Fund A (“Macro A”)

File Numbers 811-22682 & 333-180380

AIP Macro Registered Fund P (“Macro P”)

File Numbers 811-22683 & 333-180381

AIP Multi-Strategy Fund A (“AMS A”)

File Numbers 811-22192 & 333-149942

AIP Multi-Strategy Fund P (“AMS P”)

File Numbers 811-22193 & 333-149943

(each, a “Fund” and, collectively, the “Funds”)

Dear Mr. Minore:

Thank you for your comments received telephonically by our counsel at Dechert LLP regarding the post-effective amendment to each Fund’s registration statement filed on Form N-2 on April 29, 2016 (in each case, such Fund’s “February PEA”) with the Securities and Exchange Commission (the “Commission”). Below, we describe the changes made to the Funds’ registration statements in response to the comments from the Commission’s staff (the “Staff”) and provide any responses to, or any supplemental explanations of, such comments, as requested. We undertake that these changes will be reflected in the Funds’ subsequent supplements to their respective registration statements (each a “Supplement”), each of which will be filed pursuant to Rule 497(c) of the Investment Company Act of 1940, as amended, via EDGAR within five days of the effective date of the registration statements. Capitalized terms not otherwise defined have the same meanings assigned to such terms in each Fund’s prospectus.

GENERAL COMMENTS

1.	Comment: Please file a letter responding to these comments from the Staff that incorporates the “Tandy” information with respect to filings that are being declared effective via EDGAR.

Response: This response letter, which incorporates the “Tandy” information with respect to filings that are being declared effective, will be filed via EDGAR as correspondence.

PROSPECTUS

ALL FUNDS

2.	Comment: On page 13, the “Summary of Terms—Adviser Payments” section of each Fund’s prospectus discloses that “[t]he Adviser may pay additional compensation, out of its own funds and not as an additional charge to the Fund, to selected affiliated or unaffiliated brokers, dealers or other financial intermediaries . . . in connection with the sale, distribution and retention of Shares and/or Shareholder servicing.” These additional compensation constitute commissions and should be reflected in the footnote to the pricing table. Please see Instruction 2 to Item 1.g of Form N-2.

Response: The disclosure will be revised accordingly in the Supplement that will be filed for each Fund.

3.	Comment: In the “Summary of Fees and Expenses” section of each Fund’s prospectus, the parenthetical to the heading of the “Annual Fund Expenses” table heading discloses that the expenses are expressed “as a percentage of the Fund’s net assets.” Please revise the parenthetical to include the phrase “attributable to common shares.”

Response: The disclosure will be revised accordingly in the Supplement that will be filed for each Fund.

4.	Comment: The “Conflicts of Interest” section of each Fund’s prospectus states that “[t]he Adviser can give no assurance that any conflicts of interest will be resolved in favor of the Fund or the Shareholders.” Please supplemental the response you provided in your letter dated April 29, 2016 (the “Prior Letter”) to further discuss how the referenced disclosure can be reconciled with the Adviser’s fiduciary duties to each Fund and their shareholders.

Response: As discussed in the Prior Letter, in accordance with applicable law, the Adviser has implemented policies and procedures to manage the conflicts of interest that are inherent in the advisory business generally. Under these policies and procedures, the Adviser seeks to resolve the conflicts that may arise in the ordinary course of business by taking into consideration the facts and circumstances of each activity engaged in by the Adviser that may conflict with the interests of its clients, including the Funds. Although the Adviser believes that its policies and procedures have been designed and are applied in a way that is consistent with its fiduciary duties and the Adviser will fully discharge its fiduciary obligation to the Funds and their Shareholders, because each potential conflict is evaluated based on its specific facts and circumstances, there is no assurance that the resolution of any given conflict with result in a favorable outcome for a Fund and its Shareholders. Accordingly, the referenced disclosure has been included to ensure that shareholders of the Funds are appropriately informed of the risk that, despite appropriate policies being in place, based on the facts and circumstances of any particular set of investments, the Funds may not receive a favorable allocation with respect to some or all of such investments.

5.	Comment: In each subsequent amendment to the registration statement of each Fund, please include the signature(s) of the Principal Accounting Officer and Principal Financial Officer on the signature page.

Response: The disclosure will be revised accordingly in subsequent amendments to the registration statements of the Funds.

ALTERNATIVE INVESTMENT PARTNERS ABSOLUTE RETURN FUND STS & AIP MULTI-STRATEGY FUND P

6.	Comment: Please revise the fee table to reflect the distribution and shareholder servicing fee that the Fund pays.

Response: We respectfully acknowledge the comment; however, we would note that (i) STS does not directly bear a distribution and shareholder servicing fee, as the fee is charged at the master fund level by ARF; and (ii) footnote five to the fee table of AMS P currently discloses that the fee table includes the Fund’s distribution and shareholder servicing Fee. Accordingly, we believe that the disclosure is currently correct.

As you have requested and as is consistent with SEC Release 2004-89, the Funds hereby acknowledge that:

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve each Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filings;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective, it do not foreclose the Commission from taking any action with respect to the filings; and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Dechert LLP, Richard Horowitz at (212) 698-3525 or Jeremy Senderowicz at (212) 641-5669. Thank you.

Best regards,

/s/ Allan Fajardo
Allan Fajardo